SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  (Rule 13d-2)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                    TXU Corp.
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                                (Name of Issuer)


                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    873168108
                                 (CUSIP Number)

                                UXT Holdings LLC
                              UXT Intermediary LLC
               c/o Credit Suisse First Boston Private Equity Inc.
                              Eleven Madison Avenue
                               New York, NY 10010
                                 (212) 325-2000
                              Attn: Ivy Dodes, Esq.

-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 1, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                         (Continued on following pages)
                                (Page  of  pages)

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This filing amends and supplements the Statement on Schedule 13-D filed on April
9, 2003 by UXT Holdings and UXT Intermediary with respect to their beneficial ownership of common stock, no par value, issuable by TXU Corp. (the "Company") upon exchange of 9% exchangeable subordinated notes due 2012 (the "Notes") of its indirect wholly-owned subsidiary, TXU Energy. Capitalized terms used but not defined in this amendment shall have the meaning set forth in the Schedule 13-D.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Pursuant to the provisions of the Notes, on May 7, 2003, TXU Energy gave notice of its intention to exercise its right to require the Notes to be exchanged for preferred equity interest in TXU Energy (the "Class B Preferred Membership Interest"). On July 1, 2003 the UXT Entities exchanged $500 million principal amount of Notes owned by them for $500 million of the Class B Preferred Membership Interests. The Class B Preferred Membership Interests have substantially identical economic terms as the Notes.

The description of the Class B Preferred Membership Interests is qualified in its entirety by reference to the Class B Preferred Membership Interest Certificate, a copy of which has been filed as Exhibit 1 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is amended to include the following exhibits:

1. TXU Energy Company LLC Class B Preferred Membership Interest Certificate, Certificate No. 1, dated as of July 1, 2003.

2. Amendment No. 2 to Registration Rights Agreement, dated as of July 1, 2003, by and between TXU Corp., a Texas corporation and each of the entities listed on Schedule A of this exhibit.

3. Amendment No. 1 to Exchange Agreement, dated as of July 1, 2003 by and between TXU Corp. and TXU Energy Company LLC.





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                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:   July 1, 2003

                                            UXT HOLDINGS LLC

                                            By: UXT Holdco 2, LLC
                                                its sole member

                                            By: DLJ Merchant Banking III, Inc.
                                                its managing member

                                            By: /s/ Michael S. Isikow
                                               --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


                                            UXT INTERMEDIARY LLC

                                            By:  UXT AIV, L.P.
                                                 its sole member

                                            By: DLJ Merchant Banking III, Inc.
                                                its managing member

                                            By: /s/ Michael S. Isikow
                                               --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal

                                            UXT AIV, LP

                                            By:  DLJ Merchant Banking III, Inc.
                                                 its managing member

                                            By:  /s/ Michael S. Isikow
                                               --------------------------------
                                                 Name:  Michael S. Isikow
                                                 Title: Principal

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





                                            UXT HOLDCO 2, LLC

                                            By: DLJ Merchant Banking III, Inc.
                                                its managing member

                                            By: /s/ Michael S. Isikow
                                               --------------------------------
                                                Name:  Michael S. Isikow
                                                Title: Principal


                                            CREDIT SUISSE FIRST BOSTON, on
                                            behalf of the Credit Suisse First
                                            Boston business unit


                                            By:  /s/ Ivy Dodes
                                               --------------------------------
                                                Name:  Ivy Dodes
                                                Title: Managing Director


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